[Super 8 Motel Developers, Inc. Letterhead]

December 13, 2001

Dear World Services Shareholder:

    Due to the positive response we received from so many of you after sending our December 3, 2001 informational letter, Super 8 Motel Developers, Inc. has decided to extend the expiration date for our tender offer. We have been told that some shareholders did not receive the letter until late last week, and the December 11 deadline did not allow a reasonable time period for them to complete the documents for tendering their shares. Because the holiday season focuses attention on other understandably important matters, and because the mail is typically slower over the holiday season, we decided to provide everyone with some extra time and extend the tender offer deadline to January 14, 2002. This extended deadline should give all shareholders desiring to participate in our offer sufficient time to get the documents completed and returned to Wells Fargo Bank in Aberdeen.

    Over 1,200,000 shares have been fully tendered and thousands more are being processed as we follow-up with shareholders to obtain miscellaneous documents and information. In addition, shareholders owning many more thousands of shares have called to express their intent to tender their shares. We were very pleased with the favorable response to our December 3 letter and are hopeful that the tender offer will be successfully completed in early 2002.

    If we decide to extend the tender offer and withdrawal rights beyond January 14, 2002, we will publicly announce the extension no later than 9:00 a.m. Central time, on January 15, 2002, by issuing a press release and publishing an announcement in designated newspapers. The terms of our offer to purchase all of the outstanding World Services, Inc. common stock for a purchase price of $0.85 per share are more fully described in the Offer to Purchase dated October 3, 2001 and related tender offer materials that we have mailed to you. If you have misplaced those documents, need another copy or have any questions regarding completing the documentation, please call our office at 605-229-8899.

    Thank you again to all of you who have tendered shares and to those who have expressed your intent to tender.

Sincerely,

/s/ Harvey Aman

Harvey Aman
President and COO